08002402

RECEIVED

2008 MAY -7 P 1:35

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 28, 2008

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	**Particulars**
1.	Letters dated April 28, 2008 accompanied with Audited Financial Results for the quarter and year ended March 31, 2008 and intimation of Book Closure dates.
2.	Letters dated April 28, 2008 accompanied with the media release.
3.	Letters dated April 28, 2008 accompanied with Statement of Appropriations required to be furnished under Clause 20 of the Listing Agreement with the Stock Exchanges.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

PROCESSED
MAY 1 2 2008
THOMSON REUTERS

Registered Office Reliance Energy Centre, Santa Cruz (E), Mumbai 400 055

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 28, 2008

The Manager Dept. of Corporate Services Bombay Stock Exchange Limited Phiroze Jeejeebhoy Towers Dalal Street Mumbai 400 001 Telephone: 22722375/2272 2039/2272 3121 Fax : 2272 2037/39/41/3121/3719 **BSE Scrip Code: 500390**	The Asst Vice President Listing Department National Stock Exchange of India Ltd Exchange Plaza, C-1, Block G Bandra-Kurla Complex, Bandra (East) Mumbai 400 051 Fax: 2659 8237/38 **NSE Symbol: REL**

Dear Sir,

Sub: **Audited Accounts for the year ended March 31, 2008 and Book Closure dates**

In continuation of our letter dated April 15, 2008, we wish to inform you that the Board at its meeting held today, approved the Audited Accounts for the financial year ended March 31, 2008 and has recommend a Dividend of Rs6.30 per share(63%) on fully paid up equity shares of Rs.10 each. The dividend will be paid on the equity share capital of Rs.235.62 crore.

We enclose a statement showing the financial particulars for the year ended March 31, 2008 and would request you kindly to bring the aforesaid information to the notice of your members.

Pursuant to Clause 16 of the Listing Agreement entered into with the Stock Exchanges, we hereby notify the following Book Closure Date.

Name of the Company: **Reliance Energy Limited**

Security Code*	Type of Security & paid up value	Book Closure From To	Record Date	Purpose
500390*	Equity Shares Rs.10 paid-up	July 08, 2008 To July 15, 2008	N.A	To determine the entitlement for attending Annual General Meeting and payment of dividend, if any.

* As per the Stock Exchange, Mumbai

Please note that the Annual General Meeting of the Company will be held on Tuesday, July 15, 2008.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Reliance Energy Limited

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.

www.rel.co.in

Audited Financial Results for the year ended March 31, 2008

(Rs. Crore)

Sr. No.	Particulars	Standalone		Consolidated	
		31-03-2008	31-03-2007	31-03-2008	31-03-2007
1	Net Sales of Electrical Energy	4,919.87	3,610.95	6,872.21	4,719.00
2	Income from EPC and Contracts	1,393.30	2,082.00	1,422.63	2,112 57
3	Other Income	1,188.03	882.30	1,465.17	942 96
		7,501.20	6,575.25	9,760.01	7,774.53
4	*Total Expenditure*				
	(a) Cost of Electrical Energy purchased	2,487.69	1,532.43	3,961.01	2,338.80
	(b) Cost of Fuel	1,015.52	921.27	1,276.13	997 41
	(c) Tax on Electricity	131.58	124.62	131.58	124.62
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	1,193.83	1,840.62	1,230.30	1,870.98
	(e) Staff Cost	397.24	313.53	480.59	384.24
	(f) Other Expenses and Provisions	591.94	480.03	734.79	582.48
	(g) Depreciation (See Note No 5)	222.94	240.06	307.42	303.21
5	Interest and Finance Charges	308.76	250.32	402.06	313.02
6	Profit before Tax	1,151.70	872.37	1,236.13	859 77
7	Provision for Taxation :				
	Current Tax	137.15	90.15	166.25	93 18
	Deferred Tax	17.22	27.15	16.74	(23.70)
	Fringe Benefit Tax	6.00	4.77	6.15	5.49
	Tax adjustment for earlier years	(93.30)	(51.15)	(93.31)	(51 18)
8	Profit after Tax	1,084.63	801.45	1,140.30	835.98
	Share of Associates - Profit / (Loss)			38.60	(1.49)
	Minority Interest			(0.69)	(0.01)
9	Profit after Tax after Minority Interest and Share of Associates (Profit / (Loss))			1,178.21	834.48
10	Paid up Equity Share Capital (Face Value Rs. 10 per Share)	235.62	228.57	235.62	228.57
11	Reserves including Statutory Reserves excluding Revaluation Reserves	10,024.16	8,412.73	15,339.60	8,607 88
12	Earnings per share (On Net Profit)				
	- Basic (Rs.)	46.85	37.20	50.89	38 74
	- Diluted (Rs.)	45.68	36.27	49.62	37 74
13	Aggregate of Public Shareholding -				
	- No.of Shares	151,501,619	149,803,562	151,501,619	149,803,562
	- Percentage of Shareholding	64.05	65.55	64.05	65.55

Reliance Energy Limited

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.

www.rel.co.in

Segment-wise Revenue, Results and Capital Employed

(Rs. Crore)

Sr. No.	Particulars	Standalone		Consolidated	
		31-03-2008	31-03-2007	31-03-2008	31-03-2007
1	**Segment Revenue**				
	(Net Sales / Income)				
	- Electrical Energy	5,007.56	3,741.79	7,009.39	4,889.82
	- EPC and Contracts	1,444.36	2,094.56	1,473.80	2,125.31
	- Others	0.02	0.27	0.02	0.27
	- Unallocated	1,049.26	738.93	1,276.80	-
	Total	7,501.20	6,575.55	9,760.01	7,015.40
	Less : Inter Segment Revenue	-	0.30	-	0 30
	Total Sales / Income	7,501.20	6,575.25	9,760.01	7,015 10
2	**Segment Results** Profit before Tax, Interest, Minority Interest and Share of Associates, from each segment :				
	- Electrical Energy	456.24	323.49	420.59	355.44
	- EPC and Contracts	132.03	122.62	121.82	120.34
	- Others	(0.98)	0.01	(0.99)	-
	Total Segment Results	587.29	446.12	541.43	475.78
	- Interest and Finance Expense	(308.76)	(250.32)	(402.06)	(313.02)
	- Interest Income	515.81	599.98	531.97	604 97
	- Other un-allocable Income net of expenditure	357.36	76.59	564.79	92.04
	Profit before Tax, Minority Interest and Share of Associates, from each segment :	1,151.70	872.37	1,236.13	859.77
3	**Capital Employed**				
	- Electrical Energy	3,570.46	2,842.36	3,961.68	4 117 19
	- EPC and Contracts	597.27	422.32	601.45	424 63
	- Others	0.84	1.81	5.14	15.96
	- Unallocated Corporate Assets (net)	7,691.23	6,072.75	11,984.23	4,976.61
	Total	11,859.80	9,339.24	16,552.50	9,534.39

Nur

Notes:

1. The Board has recommended a dividend of Rs. 6.30 per share on Equity Shares for the year 2007-08.

2. M/s AAA Project Ventures Pvt. Ltd., a promoter Company has subscribed to 4.30 crore warrants entitling the promoters to subscribe to 4.30 crore equity shares for an aggregate value of Rs. 7,835 crore. M/s AAA Project Ventures Pvt. Ltd. have paid an upfront amount of Rs. 783.49 crore towards the price of these warrants and the same has been used for general corporate purpose.

3. In the matter of Standby Charges, the Company had accounted liabilities in its books of accounts in the year ended March 31, 2005 based on the Maharashtra Electricity Regulatory Commission (MERC) Order dated May 31, 2004. Pending final determination of the matter by the Hon'ble Supreme Court, the Company has not accounted for the reduction of Rs. 15.60 crore in standby charges liability from Rs. 515.60 crore determined by MERC as well as interest amount payable by Tata Power Company Limited (TPC) to the Company (at 10% per annum commencing from April 1, 2004 till the date of payment) as per the Appellate Tribunal for Electricity (ATE) Order dated December 20, 2006. As per the Supreme Court interim order dated February 7, 2007, TPC has furnished a bank guarantee for Rs. 227 crore and also deposited Rs. 227 crore with the Court which the Company has withdrawn and accounted as other liabilities pending final adjustment. The matter is awaiting listing with the Supreme Court for final hearing.

4. Pursuant to the order passed by the MERC dated December 12, 2007, in case No. 7 of 2002, TPC has claimed an amount of Rs. 323.87 crore towards the following:

   (a) Difference in the energy charge for energy supplied by TPC at 220 kV interconnection for the period March 2001 to May 2004 along with interest at 24% per annum up to December 31, 2007, and
   (b) Minimum offtake charges for energy for the years 1998-99 to 1999-2000 along with interest at 24% per annum up to December 31, 2007.

   The Company is of the view, supported by a legal opinion, that the aforesaid order of MERC can be successfully challenged and has filed an appeal before the ATE on January 7, 2008. The hearing is complete and the order is awaited.

5. The Company had revalued its Plant and Machinery located at Dahanu during the financial year 2003-2004 and the depreciation figures shown in the financial results are net of effect of revaluation since the corresponding amount is withdrawn from the Revaluation Reserve which does not have impact on profit for the year.

6. During the quarter ended March 31, 2008, the Company converted the remaining Foreign Currency Convertible Bonds (FCCB) of the face value of USD 0.61 million due for redemption on February 24, 2009, resulting in allotment of 27,406 Equity Shares. Accordingly, the paid-up Equity Share Capital of the Company stands increased from Rs. 236.54 crore to Rs. 236.57 crore and the Securities Premium account from Rs. 6.093.54 crore to Rs .6,096.27 crore. As at the year end, there are no FCCB outstanding.

7. The Company is in the process of amalgamating two wholly owned subsidiary companies, namely, Reliance Power Infrastructure Pvt. Ltd. (formerly known as Reliance Fund and Leasing Pvt. Ltd.) and Reliance Projects Finance Pvt. Ltd. (formerly known as Reliance Infrastructure Projects Pvt. Ltd.), with the appointed day fixed as April 1, 2007 for which the required petition has been filed with the High Court of Judicature of Bombay, sanction to which is pending.

8. Tax Liability has been provided on the basis of Minimum Alternate Tax calculations.

9. During the year, Reliance Energy Trading Company Limited, Parbati Koldam Transmission Company Limited and Reliance Power Transmission Limited (formerly known as Reliance Energy Transmission Limited) have become subsidiaries of the Company.

10. Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended March 31, 2008: opening: Nil additions: 236 disposals: 236 closing: Nil.

11. After review by the Audit Committee, the Board of Directors of the Company have approved the Standalone and Consolidated financial results at their meeting held on April 28, 2008.

12. Figures of the previous year have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Place: Mumbai
Date: April 28, 2008

Anil D. Ambani
Chairman

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 28, 2008

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code: 500390

Sub: **Additional information and Media Release for financial results for 2007-08**

Further to our letter of date enclosing the audited financial results of the company for the year 2007-08, we send herewith a statement of additional information on quarterly unaudited data for the period ended March 31, 2008, and the Media Release relating to financial results of the company, being issued to the Media.

You are requested to inform the members accordingly.

Yours faithfully
for Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: as above

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 28, 2008

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax: 2659 8237/38
NSE Symbol: REL

Sub: **Additional information and Media Release for financial results for 2007-08**

Further to our letter of date enclosing the audited financial results of the company for the year 2007-08, we send herewith a statement of additional information on quarterly unaudited data for the period ended March 31, 2008, and the Media Release relating to financial results of the company, being issued to the Media.

You are requested to inform the members accordingly.

Yours faithfully
for Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: as above

Reliance Energy Limited
Reliance Energy Centre,
Santa Cruz (East)
Mumbai 400 055, India
Tel: +91 22 3009 9999
Fax: +91 22 3009 9763

MEDIA RELEASE

NET PROFIT OF Rs 1,085 CRORE (US$ 270 MILLION) FOR THE YEAR - AN INCREASE OF 35 %

TOTAL INCOME OF Rs 7,501 CRORE (US$ 1870 MILLION) FOR THE YEAR - AN INCREASE OF 14%

RAISES DIVIDEND FROM 53% TO 63%

IMPACT OF DERIVATIVE MTM ACCOUNTED - NET GAIN OF Rs 1 CRORE (US$ 0.25 MILLION)

EPC ORDERBOOK POSITION AT Rs 7,850 CRORE (US$ 1,957 MILLION) - AN INCREASE OF 50%

BUYBACK APPROVAL IN PLACE FOR Rs 2,000 CRORE (US$ 500 MILLION)

COMPANY HAS CASH & CASH EQUIVALENTS OF Rs 9,596 CRORE (US$ 2,392 MILLION)

Mumbai, April 28, 2008: Reliance Energy Limited today announced its audited financial results for the financial year ended March 31, 2008. The performance highlights are:

__Standalone – Year ended March 31, 2008__

- **Total Income of Rs 7,501 Crore** (US$ 1,870 million), against Rs 6,575 crore (US$ 1,639 million) in the previous year, **an increase of 14%**
- **Net Profit of Rs 1,085 crore** (US$ 270 million), against Rs 801 crore (US$ 200 million) in the previous year, **an increase of 35%**
- **Cash Profit of Rs 1,325 crore** (US$ 330 million), against Rs 1,069 crore (US$ 266 million) in the previous year, **an increase of 24%**
- **Cash Earnings Per Share (Cash EPS) of Rs 57.3** (US$ 1.43), against Rs 50 (US$ 1.25) in the previous year, **an increase of 15%**
- **Earnings Per Share (EPS) of Rs 46.9** (US$ 1.17), against Rs 37.2 (US$ 0.92) in the previous year, **an increase of 26%**

Standalone – Quarter ended March 31, 2008

- **Total Income of Rs 1,977 crore** (US$ 493 million), against Rs 1,890 crore (US$ 471 million) in the previous year, **an increase of 5%**
- **Net Profit of Rs 311 crore** (US$ 78 million), against Rs 237 crore (US$ 59 million) in the previous year, **an increase of 31%**
- **Cash Profit of Rs 323 crore** (US$ 81 million), against Rs 289 crore (US$ 72 million) in the previous year, **an increase of 12%**
- **Cash Earnings Per Share (Cash EPS) of Rs 13.7** (US$ 0.34), against Rs 12.9 (US$ 0.32) in the previous year, **an increase of 6%**
- **Earnings Per Share (EPS) of Rs 13.2** (US$ 0.33), against Rs 10.6 (US$ 0.26) in the previous year, **an increase of 25%**

Consolidated – Year ended March 31, 2008

- **Total Income of Rs 9,760 crore** (US$ 2433 million), against Rs 7,775 crore (US$ 1938 million) in the previous year, **an increase of 26%**
- **Net Profit of Rs 1,178 crore** (US$ 294 million), against Rs 834 crore (US$ 208 million) in the previous year, **an increase of 41%**
- **Cash Profit of Rs 1502 crore** (US$ 374 million), against Rs 1,114 crore (US$ 278 million) in the previous year, **an increase of 35%**
- **Cash Earnings Per Share (Cash EPS) of Rs 64.9** (US$ 1.62), against Rs 51.7 (US$ 1.28) in the previous year, **an increase of 26%**
- **Earnings Per Share (EPS) of Rs 50.9** (US$ 1.27), against Rs 38.7 (US$ 0.97) in the previous year, **an increase of 32%**

At the meeting held today, **the Board has approved payment of final dividend of Rs 6.3 per share,** amounting to a payout of Rs 173 crore (US$ 43 million) for the year ended March 31, 2008.

The following companies have become subsidiaries of the company during the year :

- Reliance Energy Trading Limited,
- Parbati Koldam Transmission Company Limited, and
- Western Region Transmission (Gujarat) Private Limited and Western Region Transmission (Maharashtra) Private Limited, both of them subsidiaries of existing subsidiary company, Reliance Power Transmission Limited.

The revenues and profits of these newly incorporated companies in the financial period ended March 31, 2008 were not significant.

Infusion of Funds

As on March 31, 2008, the net worth of the Company stood at Rs 11,690 crore (US$ 2,914 million). Book value per share increased to Rs 496 as on March 31, 08 from Rs 409 per share as on March 31, 2007

During the period under review, **the Company converted the entire Foreign Currency Convertible Bonds (FCCB) of aggregating US$ 178 million resulting in the allotment of 79,99,984 equity shares.** Accordingly, networth of the Company increased by Rs 800 crore (US$ 199 million).

During the period under review, **the Company allotted 43 million warrants convertible into equity shares at Rs 1,822 per share to the promoters.** The amount payable towards allotment has already been received by the Company. Upon conversion of warrants, the **Company will receive Rs 7,835 crore which will increase the networth of the Company to Rs 18,730 crore.**

The shareholders of the Company **approved a buy-back of the equity shares for an aggregate amount of up to Rs 2,000 crore (US$ 500 million).** The Company has so far bought-back 20,38,551 equity shares aggregating Rs 250.75 crore.

The Company has **Rs 9,596 crore (US$ 2,392 million) of cash & cash equivalent as on March 31, 2008.** The Company remains debt free at the net level, and enjoys the top-end ratings of 'AAA' and 'Ind AAA' by CRISIL and FITCH, respectively.

Management Discussion and Analysis

Energy Sales

The Company achieved **aggregate sales of electrical energy of 9,292 million units** during the financial year ended March 31, 2008, against 8,766 million units in the previous year, **an increase of 6%.**

The Company's aggregate revenues from energy sales during the financial year ended March 31, 2008 was Rs 4,920 crore (US$ 1,226 million) against Rs 3,611 crore (US$ 900 million) in the previous year, **an increase of 36%.**

During the period under review, the customer base in Mumbai Supply area increased by over 0.13 million to 2.63 million customers.

Power Generation

(i) Dahanu Thermal Power Station (DTPS)

During the period under review, the Company's Dahanu Thermal Power Station achieved **a Plant Load Factor (PLF) of 101.5%**, against the PLF of 101.8% achieved during the previous year.

The Dahanu Thermal Power Station generated 4,459 million units during the financial year ended March 31, 2008.

The DTPS emerged as the country's best thermal power plant on various parameters such as PLF, Availability and Heat rate. The power station has been conferred with several prestigious awards for excellence in operational performance, energy management, energy conservation, environmental management, pollution control, quality management, water management and Corporate Social Responsibility.

Installation and commissioning of flue gas de-sulphurization plant was completed in the month of September 2007 which has substantially reduced the environmental SO_2 emissions.

(ii) Samalkot Power Station, Andhra Pradesh

During the financial year ended March 31, 2008, the Samalkot Power Station achieved **a Plant Load Factor (PLF) of 60.6%**, against the PLF of 50.6% achieved during the previous year. The gas availability continues to adversely impact the PLF of the plant. The average gas availability to the station increased to 0.63 million cubic meters as against 0.56 million cubic meters per day made available in the last year.

The station generated 1,171 million units against 974 million units in the previous year. This year the plant has also operated in mixed fuel mode as per AP Transco's dispatch instructions. The plant continued to maintain an availability factor of 97.40 per cent.

(iii) Goa Power Station

During the period under review, the Goa Power Station achieved **a Plant Load Factor (PLF) of 85.5%**, against the PLF of 94% achieved during the previous year.

(iv) Windfarm Power Project

During the period under review, the wind farm achieved **a Plant Load Factor (PLF) of 34%**, against the PLF of 35% achieved during the previous year.

Power Purchased

During the period under review, **the Company purchased 4,848 million units of electrical energy** from external sources, which is higher by 9% compared to the off-take in the previous year.

The cost of energy purchased increased by 10% to Rs 1,015 crore (US$ 253 million) during the period under review, owing to increase in units purchased as well as increase in per unit fuel cost.

Financial Review

The **total sales of electrical energy during the financial year ended March 31, 2008 were Rs 4,920 crore (US$ 1,226 million)**, against Rs 3,611 crore (US$ 900 million) in the previous year, **an increase of 36%.**

The **turnover of the EPC Division for the financial year ended March 31, 2008 was Rs 1,393 crore (US$ 347 million)** against Rs 2,082 crore (US$ 519 million) in the corresponding previous period. The division had a record **order book position of about Rs 7,850 crore (US$ 1,957 million) as on March 31, 2008,** as against Rs 5,250 crore (US$ 1,309 million) in the previous year, **an increase of 50%.**

Other Income for the year under review was Rs 1,188 crore (US$ 296 million) as against Rs 882 crore (US$ 220 million) in the previous year.

During the year under review, **the total income of the Company was Rs 7,501 crore (US$ 1,870 million)**, against Rs 6,575 crore (US$ 1,639 million) in the previous year, **an increase of 14%.**

The Company's **Earnings Before Interest, Depreciation and Tax (EBIDT) increased to Rs 1,684 crore (US$ 420 million)**, against Rs 1,363 crore (US$ 340 million) in the previous year, **an increase of 23%.**

Depreciation was at Rs 223 crore (US$ 56 million) as against Rs 240 crore (US$ 60 million) for the previous year on account of change in method of depreciation made during previous year which resulted in higher depreciation amount for the pervious year.

The **corporate tax liability, including the deferred taxes, for the financial year ended Mach 31, 2008 was Rs 67 crore (US$ 17 million)**, as against Rs 71 crore (US$ 18 million) in the previous year.

Net Profit for the financial year ended Mach 31, 2008 recorded an increase of 35% to Rs 1,085 crore (US$ 2,704 million) from Rs 801 crore (US$ 200 million) in the previous year.

During the year under review, the Cash Earnings Per Share (Cash EPS) was Rs 57.3, **an increase of 15%**.

Earnings Per Share (EPS) for the financial year ended Mach 31, 2008 was Rs 46.9, **an increase of 26%.**

EPC Business

The division had a record **order book position of about Rs 7,850 crore (US$ 1,957 million) as on March 31, 2008,** as against Rs 5,250 crore (US$ 1,309 million) in the previous year, **an increase of 50%.** Currently working on 6 sites and implementing over 3,000 MW of power projects as:

- 2X300 MW of power project in Yamuna Nagar, Haryana – *Nearing completion*
- Electrification of 6,715 villages under Uttar Pradesh rural electrification scheme – *Nearing completion*
- 2X600 MW of power project in Hisar, Haryana
- 2X250 MW Parichha Thermal Power Station, Uttar Pradesh - BOP
- 2X600 MW Purulia project, Damodar Valley Corp.
- Western Region System Strengthening (WRSS) transmission project

Infrastructure Initiatives

The Company is implementing the following infrastructure projects :

- **Developing 5 road projects in Tamil Nadu** totaling over 400 kms of length with investment of Rs 3150 crore with concession period from 20 – 30 years. A financial closure of all the projects is done and are currently under construction. These projects make Reliance as the largest concessionaire of road projects for NHAI on BOT basis.

  The details of each project is presented below :

Project	Length (km)	Cost (Rs Cr)	Grant (Rs Cr)	Concession Period*	COD
Namakkal Karur (NK Toll Project)	44	345	24	20 years	Oct, 2008
Dindigul Samyanallore (DS Toll Project)	53	415	31	20 years	Oct, 2008
Trichy Karur	80	755	148	30 years	March, 2010
Trichy Dindigul	88	560	226	30 years	March, 2010
Salem Ulenderpet	136	1,083	366	25 years	March, 2010
Total	**401**	**3158**			

- **Developing two metro rail projects in Mumbai and Delhi respectively**. Mumbai Metro project is the first MRTS project being developed under Public Private Partnership. Delhi's Airport Express Metro Link is the first of its kind high speed airport link in the Country. The details of the two projects are :

Project	Project Cost (Rs Cr)	Length (Km)	Corridor	Concession Period	COD
Mumbai Metro I	2,400	12	Versova – Andheri - Ghatkopar	35 Years	Sep, 2010
Airport Metro Express Line – Delhi	2,500	23	New Delhi Railway Station - IGI Airport - Dwarka	30 Years	July, 2010

Some of the **major mile stones achieved in Mumbai Metro** are :

- Project Consultant appointed - Consortium of Parsons Brinkerhoff, USA & Systra SA France
- Alignment survey, soil investigation & utilities mapping completed
- Traffic management plan during construction – in principle approval obtained from Traffic department
- Civil Viaduct Contractor appointed - Simplex Infrastructure Ltd.
- Civil Station Contract awarded to Sew Construction Ltd.
- Civil Construction commenced at multiple locations

The Company is first and the only private sector players implementing metro projects in the country.

- **Developing Trade Tower of 100 storeys & Business District in Hyderabad** over an area of 76 acres. Trade Tower is to be developed in 4 years. Turner International LLC is appointed for PMC / advisor for predesign stage and RFP has been issued for appointment of master planner.

Apart from the above projects, the Company is also pursuing the following SEZ projects:

- **Dhirubhai Ambani Knowledge City, Mumbai** : The Company plan to develop IT / ITES SEZ in DAKC campus in Navi Mumbai over 45 acres of land. BOA approval has been obtained. The total saleable area will bt 4 mn sq fts.

- **NOIDA One World Special Economic Zone** – 2500 acres of multi-product SEZ

Transmission Initiatives

- Implementing first 100% private sector participation project, Western Region System Strengthening (WRSS) transmission project on BOO basis. The project cost is Rs 1,500 crore (US$ 375 million). The EPC work of the project has already been awarded to Reliance EPC division.

- Joint Venture with Power Grid for transmission lines for Parbati & Koldam projects in HP with project cost : Rs 750 crore [UD$ 187 million]

Both the projects have been won on competitive bidding basis.

The Company would be continuously exploring the emerging opportunities in several infrastructure projects such as highways, roads, metro rail, airports, SEZs real estate, etc.

BACKGROUND

Reliance Energy Limited

Reliance Energy, a part of Reliance - Anil Dhirubhai Ambani Group, is India's leading private sector Infrastructure & Utility Company.

The Reliance Anil Dhirubhai Ambani Group currently has a market capitalization of over Rs 3,01,500 crore (US$ 75 billion) , net worth in excess of Rs 55,000 crore (US$ 14 billion), cash flows of Rs 11,000 crore (US$ 2.8 billion), net profit of Rs 7,000 crore (US$ 1.8 billion) and zero net debt.

The Company is ranked amongst India's top 25 listed private companies in terms of all major financial parameters, including assets, sales, net worth, profits and market capitalisation.

Reliance Energy Limited

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.

www.rel.co.in

Audited Financial Results for the year ended March 31, 2008

(Rs. Crore)

Sr. No.	Particulars	Standalone				Consolidated	
		Quarter ended (Unaudited)		Year ended (Audited)		Year ended (Audited)	
		31-03-2008	31-03-2007	31-03-2008	31-03-2007	31-03-2008	31-03-2007
1	Net Sales of Electrical Energy	1,145.62	884.86	4,919.87	3,610.95	6,872.21	4,719.00
2	Income from EPC and Contracts	496.33	729.39	1,393.30	2,082.00	1,422.63	2,112.57
3	Other Income	334.61	275.42	1,188.03	882.30	1,465.17	942.96
		1,976.56	1,889.67	7,501.20	6,575.25	9,760.01	7,774.53
4	Total Expenditure						
	(a) Cost of Electrical Energy purchased	519.19	428.52	2,487.69	1,532.43	3,961.01	2,338.80
	(b) Cost of Fuel	294.29	248.04	1,015.52	921.27	1,276.13	997.41
	(c) Tax on Electricity	29.53	29.52	131.58	124.62	131.58	124.62
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	446.88	647.13	1,193.83	1,840.62	1,230.30	1,870.98
	(e) Staff Cost	99.50	96.66	397.24	313.53	480.59	384.24
	(f) Other Expenses and Provisions	162.81	104.61	591.94	480.03	734.79	582.48
	(g) Depreciation (See Note No 5)	52.63	53.46	222.94	240.06	307.42	303.21
5	Interest and Finance Charges	68.60	82.29	308.76	250.32	402.06	313.02
6	Profit before Tax	303.13	199.44	1,151.70	872.37	1,236.13	859.77
7	Provision for Taxation :						
	Current Tax	31.65	14.58	137.15	90.15	166.25	93.18
	Deferred Tax	(41.42)	(0.93)	17.22	27.15	16.74	(23.70)
	Fringe Benefit Tax	1.50	1.02	6.00	4.77	6.15	5.49
	Tax adjustment for earlier years	0.01	(52.65)	(93.30)	(51.15)	(93.31)	(51.18)
8	Profit after Tax	311.39	237.42	1,084.63	801.45	1,140.30	835.98
	Share of Associates - Profit / (Loss)					38.60	(1.49)
	Minority Interest					(0.69)	(0.01)
9	Profit after Tax after Minority Interest and Share of Associates (Profit / (Loss))					1,178.21	834.48
10	Paid up Equity Share Capital	235.62	228.57	235.62	228.57	235.62	228.57
	(Face Value Rs. 10 per Share)						
11	Reserves including Statutory Reserves excluding Revaluation Reserves			10,024.16	8,412.73	15,339.60	8,607.88
12	Earnings per share (On Net Profit) (* not annualised)						
	- Basic (Rs.)	13.17 *	10.62 *	46.85	37.20	50.89	38.74
	- Diluted (Rs.)	12.97 *	10.37 *	45.68	36.27	49.62	37.74
13	Aggregate of Public Shareholding -						
	- No.of Shares	151,501,619	149,803,562	151,501,619	149,803,562	151,501,619	149,803,562
	- Percentage of Shareholding	64.05	65.55	64.05	65.55	64.05	65.55

Reliance Energy Limited

Segment-wise Revenue, Results and Capital Employed

(Rs. Crore)

Sr. No.	Particulars	Standalone				Consolidated	
		Quarter ended (Unaudited)		Year ended (Audited)		Year ended (Audited)	
		31-03-2008	31-03-2007	31-03-2008	31-03-2007	31-03-2008	31-03-2007
1	**Segment Revenue**						
	(Net Sales / Income)						
	- Electrical Energy	**1,185.66**	903.64	**5,007.56**	3,741.79	**7,009.39**	4,889.82
	- EPC and Contracts	**536.99**	735.44	**1,444.36**	2,094.56	**1,473.80**	2,125.31
	- Others	**-**	-	**0.02**	0.27	**0.02**	0.27
	- Unallocated	**253.91**	250.59	**1,049.26**	738.93	**1,276.80**	-
	Total	**1,976.56**	1,889.67	**7,501.20**	6,575.55	**9,760.01**	7,015.40
	Less : Inter Segment Revenue	**-**	-	**-**	0.30	**-**	0.30
	Total Sales / Income	**1,976.56**	1,889.67	**7,501.20**	6,575.25	**9,760.01**	7,015.10
2	**Segment Results** Profit before Tax, Interest, Minority Interest and Share of Associates, from each segment :						
	- Electrical Energy	**118.30**	7.29	**456.24**	323.49	**420.59**	355.44
	- EPC and Contracts	**55.94**	66.09	**132.03**	122.62	**121.82**	120.34
	- Others	**(0.88)**	0.11	**(0.98)**	0.01	**(0.99)**	-
	Total Segment Results	**173.36**	73.49	**587.29**	446.12	**541.43**	475.78
	- Interest and Finance Expense	**(68.60)**	(82.29)	**(308.76)**	(250.32)	**(402.06)**	(313.02)
	- Interest Income	**113.61**	172.54	**515.81**	599.98	**531.97**	604.97
	- Other un-allocable Income net of expenditure	**84.76**	35.70	**357.36**	76.59	**564.79**	92.04
	Profit before Tax, Minority Interest and Share of Associates, from each segment :	**303.13**	199.44	**1,151.70**	872.37	**1,236.13**	859.77
3	**Capital Employed**						
	- Electrical Energy	**3,570.46**	2,842.36	**3,570.46**	2,842.36	**3,961.68**	4,117.19
	- EPC and Contracts	**597.27**	422.32	**597.27**	422.32	**601.45**	424.63
	- Others	**0.84**	1.81	**0.84**	1.81	**5.14**	15.96
	- Unallocated Corporate Assets (net)	**7,691.23**	6,072.75	**7,691.23**	6,072.75	**11,984.23**	4,976.61
	Total	**11,859.80**	9,339.24	**11,859.80**	9,339.24	**16,552.50**	9,534.39

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel +91 22 3009 9999
Fax +91 22 3009 9775
www.rel.co.in

April 28, 2008

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code: 500390

Dear Sirs,

Sub: **Statement as per Clause 20 of the Listing Agreement**

We furnish details required as per Clause 20 of the Listing Agreement entered into with the Stock Exchange in respect of Financial Year 2007-2008 in the prescribed format.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl :

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel +91 22 3009 9999
Fax +91 22 3009 9775
www.rel.co.in

April 28, 2008

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax: 2659 8237/38
NSE Symbol: REL

Dear Sirs,

Sub: **Statement as per Clause 20 of the Listing Agreement**

We furnish details required as per Clause 20 of the Listing Agreement entered into with the Stock Exchange in respect of Financial Year 2007-2008 in the prescribed format.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl :

Board Meeting Date: 28th April, 2008 Place: Mumbai

Statement of Appropriations

(As per Clause 20 of the Listing Agreement)

Name of Company Reliance Energy Limited

Company Code 500390 **For the year ended** 31st March, 2008

		Current Year 2007 / 2008 (Rs. In crore)	Previous Year 2006 / 2007 (Rs. In crore)
1.	Total Turnover and other Receipts	7,501.20	6,575.18
2.	Gross Profit	1,683.40	1,362.75
	(Before deducting any of the following)		
	(a) Interest	308.76	250.32
	(b) Depreciation	222.94	240.06
	(c) Tax Liability	67.07	70 92
	(d) Others, if any	-	-
3.	Net Profit available for appropriation	1,084.63	801.45
4.	Net Profit / Loss	1,084.63	801.45
	(a) Add:		
	B/fd. from Last Year's Balance	359.28	275.93
	(b) Other adjustment, if any,		
	Less:	13.32	11.41
	(i) Statutory Reserves and Other Appropriation (net)		
	Less: Transferred to		
	(i) General Reserve	500.00	600.00
	(ii) Debenture Redemption Reserve	53.99	4.39
5.	Dividend		
	(a) Per Ordinary Share Rs. 6.30	147.73	121.12
	No. of Shares 23,44,91,711		
	(Last year Rs. 5.30 per Share)		
	Corporate Tax on Dividend	25.11	20.58
	(b) Reversal of dividend on equity shares for previous year including tax on dividend	-	(39.40)
6.	Balance Carried Forward	703.76	359.28
7.	Particulars of proposed Rights/Bonus/Convertible Debenture issue		

8. Closure of Register of Members from 8th July, 2008 to 15th July, 2008.
9. Date from which the Dividend is payable 15th July, 2008.

For **Reliance Energy Limited**

Ramesh Shenoy
Company Secretary

END